Exhibit 99.1

SPH GROUP HOLDINGS LLC 590 Madison Avenue, 32nd Floor New York, New York 10022

[Nominee]

[Address]

January 28, 2022

Re:	Aerojet Rocketdyne Holdings, Inc.

Dear ______:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Aerojet Rocketdyne Holdings, Inc. (the “Company”) in connection with the proxy solicitation that SPH Group Holdings LLC and certain of its affiliates (collectively, the “Steel Group”) is considering undertaking to nominate and elect directors at the Company’s 2022 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Steel Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Steel Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Steel Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Steel Group Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Steel Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Steel Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Steel Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Steel Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Steel Group, any confidential, proprietary or non-public information (collectively, “Information”) of the Steel Group, its affiliates or any members of any group formed by the Steel Group pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (“Schedule 13D Group”) which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Steel Group, its affiliates or any members of any Schedule 13D Group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Steel Group so that the Steel Group or any member thereof may seek a protective order or other appropriate remedy or, in the Steel Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Steel Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Steel Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Steel Group and, upon the request of a representative of the Steel Group, all such Information shall be returned or, at the Steel Group’s option, destroyed by you, with such destruction confirmed by you to the Steel Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

SPH Group Holdings LLC

By:	Steel Partners Holdings GP Inc., its Manager

By:
	Name:	Warren G. Lichtenstein
	Title:	Chairman and Chief Executive Officer

ACCEPTED AND AGREED:

[NOMINEE]